# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: HARLEY-DAVIDSON, INC., CIK 0000793952
CUSIP: 412822108
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 3700 W JUNEAU AVE, MILWAUKEE, Wisconsin (WI), 53208
Date of event which requires filing of this statement: 04/16/2025
Amends the filing with accession number 0000921895-21-002863
Filed by CIK 0001364412
Persons authorized to receive notices and communications: Rehan Jaffer, H PARTNERS MANAGEMENT, LLC, 888 Seventh Ave., 29th Floor, New York, New York (NY), 10019, 212-265-4200; ANDREW M. FREEDMAN, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2250

## Reporting persons
- H PARTNERS MANAGEMENT, LLC (CIK 0001364412): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 11,300,000; sole dispositive power 0; shared dispositive power 11,300,000; aggregate amount beneficially owned 11,300,000 (9.1% of the class)
- JAFFER REHAN (CIK 0001364501): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 11,300,000; sole dispositive power 0; shared dispositive power 11,300,000; aggregate amount beneficially owned 11,300,000 (9.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: HARLEY-DAVIDSON, INC.
Address of issuer's principal executive offices: 3700 W JUNEAU AVE, MILWAUKEE, Wisconsin (WI), 53208

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On April 16, 2025, the Reporting Persons filed a preliminary proxy statement and an accompanying BLUE proxy card with the Securities and Exchange Commission to be used to solicit WITHHOLD votes on the election of Jochen Zeitz, the CEO and Chairman of the board of directors (the "Board") of the Issuer, Thomas Linebarger, Presiding Director of the Issuer, and Sara Levinson, a 29-year director, at the Issuer's upcoming 2025 annual meeting of shareholders (the "Annual Meeting").

Also on April 16, 2025, the Reporting Persons issued a press release and open letter (the "Shareholder Letter") to shareholders of the Issuer announcing that they have launched the withhold campaign and urging shareholders to vote WITHHOLD on the election of Mr. Zeitz, Mr. Linebarger and Ms. Levinson. A copy of the Shareholder Letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

As discussed in the Shareholder Letter, the Reporting Persons have been one of the largest shareholders of the Issuer for almost five years and have attempted to engage constructively with the Issuer over the course of their investment. Over the last year though, it has become clear to the Reporting Persons that (i) there have been significant execution issues at the Issuer, (ii) the CEO and Presiding Director have not been fully transparent with the rest of the Board, and (iii) certain members of the Board have been unable or unwilling to hold management accountable for the significant value destruction and other issues plaguing the Issuer, which the Reporting Persons and their Board representative attempted to privately address with the Issuer. However, as only one voice on a Board that included eight or nine members during his tenure, the Reporting Persons' Board representative had limited ability to influence the Board - an issue that was further exacerbated by the outsized influence that Mr. Linebarger and Mr. Zeitz exhibited over practically all Board topics or matters. As a result of the foregoing, the Reporting Persons have lost faith in the Board's ability to oversee the Issuer and act with the best interests of shareholders in mind.

In addition, as stated in the letter, the Issuer's underperformance while Mr. Zeitz has served as the combined Chairman and CEO of the Issuer is hard to ignore. Since February 28, 2020, the date of Mr. Zeitz's appointment as Chairman and CEO, the Issuer has significantly underperformed the S&P 500 and the S&P 400 Consumer Discretionary Index, corresponding to the destruction of approximately $1.8 billion of shareholder value.

As set forth in the Shareholder Letter, for the foregoing reasons, among others, the Reporting Persons have initiated a withhold campaign seeking to compel the resignations of Mr. Zeitz, Mr. Linebarger and Ms. Levinson, and to send a clear message to the Issuer that the Board must be reconstituted immediately. In the Shareholder Letter, the Reporting Persons also called on the Board to immediately remove Mr. Zeitz as CEO and appoint an internal senior leader as interim CEO until an external, permanent CEO is selected.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 - Shareholder Letter, dated April 16, 2025

## Signatures
- H PARTNERS MANAGEMENT, LLC: /s/ Rehan Jaffer, Rehan Jaffer, Managing Member (04/16/2025)
- JAFFER REHAN: /s/ Rehan Jaffer, Rehan Jaffer (04/16/2025)